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SEC FILE NUMBER 000-21923
CUSIP NUMBER 97650W108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Wintrust Financial Corporation

Full Name of Registrant

Former Name if Applicable

727 North Bank Lane

Address of Principal Executive Office (Street and Number)

Lake Forest, Illinois 60045

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Wintrust Financial Corporation (the “Company”) files this report for a 15 day extension, from March 16 to March 31, 2006, for filing its Annual Report on Form 10-K for the period ended December 31, 2005. The Company will not file its Form 10-K by March 16, 2006 because it will be unable to complete the preparation of its consolidated financial statements and the work required to complete management’s assessment of internal controls over financial reporting by the initial filing date without unreasonable effort or expense as a result of an unresolved interpretation regarding the application of certain hedge accounting treatment under paragraph 65 of SFAS No. 133 (commonly referred to as the “short-cut” method). Recently, information has come to the Company’s attention which has cause management to re-evaluate the Company’s use of the “short-cut” method for certain interest rate swaps on its trust preferred securities and subordinated debt. The Company is conducting a detailed analysis of its use of the “short-cut” method in light of these developing interpretations, including extensive discussions with its independent registered public accounting firm. Should the Company and its Audit Committee determine that the Company’s use of the “short-cut” method was, in light of new interpretations, not appropriate, the Company will have to restate (the “Potential Restatement”) its unaudited interim financial statements as of and for each of the quarters ended March 31, June 30 and September 30, 2005 included in the Company’s Forms 10-Q for such quarters and revise its unaudited financial information for the quarter and year ended December 31, 2005, which was previously reported in the Company’s January 19, 2006 press release and February 2006 letter to shareholders. The Company anticipates that it will be able to file its complete Annual Report on Form 10-K, including the Potential Restatement, by March 31, 2006.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David A. Dykstra	847	615-4096

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☑   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☑   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On January 19, 2006, the Company announced preliminary unaudited results for the year ended December 31, 2005. These results do not reflect the Potential Restatement and are subject to change as a result of any adjustments arising from the Potential Restatement, subsequent events and the completion of the audit of the financial statements by the Company’s independent auditors. The Company reported net income of $68.1 million, or $2.80 per diluted common share, for the year 2005, compared to net income of $51.3 million, or $2.34 per diluted common share, for the year 2004. Total assets rose to $8.18 billion at December 31, 2005 from $6.42 billion at December 31, 2004. Total deposits rose to $6.73 billion at December 31, 2005 compared to $5.10 billion at December 31, 2004. Should the Company implement the Potential Restatement, it currently estimates that the Potential Restatement would decrease the previously reported 2005 net income to approximately $67.02 million, 2005 earnings per diluted common share to $2.75 and have no effect on total assets or deposits at December 31, 2005. If the Potential Restatement occurs, the impact on the Company’s first quarter of 2006 is expected to more than offset the Potential Restatement’s negative effect in 2005 and the cumulative impact through the date of the Potential Restatement is expected to be an increase in net income and earnings per share. The Company will not know the precise impact on the first quarter of 2006 until a determination is made regarding whether the Potential Restatement is required.

Wintrust Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2006	By	/s/ David A. Dykstra
Name: David A. Dykstra Title: Senior Executive Vice President and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

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